Exhibit 4.4

Acting in Concert Agreement

(English translation)

This Acting in Concert Agreement (the “Agreement”) is made and entered into as of February 8, 2017 by and between the following parties in Foshan, Guangdong, the People’s Republic of China (“PRC”):

Ms. Meirong Yang, Identity Card Number:                    , address:                    .

Ms. Huiyan Yang, Identity Card Number:                    , address:                    .

Either of the above parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS,

(1)	Excellence Education Investment Limited (“Excellence Education”) is a limited liability company incorporated under the laws of the British Virgin Islands on December 13, 2016. Ms. Meirong Yang is the shareholder of Excellence Education. Ultimate Wise Group Limited (“Ultimate Wise”) is a limited liability company incorporated under the laws of the British Virgin Islands on October 16, 2015. Ms. Huiyan Yang is the shareholder of Ultimate Wise. Excellence Education and Ultimate Wise are shareholders of Bright Scholar Education Holdings Limited (the “Cayman Company”);

(2)	Since 1994, Mr. Guoqiang Yang and others launched a series of private schools and kindergartens under the brand name of “Country Garden”. Since 2008, Ms. Meirong Yang and Ms. Huiyan Yang decided to invest and develop Country Garden education enterprise and have sponsored, invested or beneficially owned a series of private schools and kindergartens (the “Onshore Entities”), respectively;

(3)	Both Parties confirm that they are joint investors of the Onshore Entities and the Cayman Company and always act in concert in making decisions on material matters;

(4)	Both Parties hereby agree to, by signing this Agreement, make a written confirmation on their relationship in connection with making joint investment and acting in concert when exercising voting rights on board meetings, shareholders’ meetings and committee meetings of the Onshore Entities and the Cayman Company.

NOW, THEREFORE, in consideration of the foregoing paragraphs, the Parties through mutual negotiations agree as follows:

1.	Definition

Acting in concert in this Agreement means that (i) when exercising sponsorship rights and shareholder’s rights in shareholders’ meetings of the Onshore Entities and the Cayman Company, Ms. Meirong Yang and Ms. Huiyan Yang shall reach a consensus after fully considering the other Party’s opinion; (ii) when exercising managing rights and making decisions on material matters in board meetings and committee meetings of the Onshore Entities and the Cayman Company, the Parties shall make the same decisions; and (iii) in case that no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails.

2.	Confirmation on Joint Investment and Acting in Concert

The Parties confirm that, since 2008, Ms. Meirong Yang and Ms. Huiyan Yang have respectively launched or invested in all Onshore Entities and held actual interest therein as registered sponsors, investors or beneficial owners.

The Parties confirm that they are joint investors and parties acting in concert when making decisions on material matters of the Onshore Entities and the Cayman Company. Since they held sponsorship interest, equity interest or other beneficial interest in the Onshore Entities and the Cayman Company, they have always been acting in concert when exercising voting rights in board meetings, shareholders’ meetings and committee meetings of the Onshore Entities and the Cayman Company and making decisions on other material matters.

3.	Acting in Concert

3.1	The Parties shall consult with each other and reach a consensus before recommending any candidate of director, committee member or supervisor or making proposals to the shareholders’ meetings/sponsors of the Onshore Entities and the Cayman Company according to the articles of association of the Onshore Entities and the Cayman Company or relevant laws and regulations.

3.2	The Parties shall consult with each other and reach a consensus before exercising voting rights in board meetings, shareholders’ meetings and committee meetings of the Onshore Entities and the Cayman Company, and if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails.

3.3	In addition to above matters, the Parties shall consult with each other and reach a consensus on other material matters of the Onshore Entities and the Cayman Company before making any decisions.

3.4	If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails.

4.	Effective Period

This Agreement shall be valid with retrospective effect from the date when the Parties, directly or indirectly, held interests in the Onshore Entities and the Cayman Company, and until the disposal of all of either Party’s interests (direct or indirect) in the Onshore Entities and the Cayman Company and termination of either Party’s employment or directorship with the Onshore Entities and the Cayman Company. Except for the confidential obligations as stated below in Article 5, all rights, obligations and undertakings hereunder will be terminated upon the termination of this Agreement.

5.	Confidentiality

The Parties shall make their best endeavor to keep all the information in or related to this Agreement strictly confidential. Unless according to applicable laws and regulations, or required by governmental authorities, and without prior written consent of the other Party, neither Party shall make any disclosure of the matters contained in or related to this Agreement in any method.

6.	Termination

6.1	The Parties hereby agree and confirm that, this Agreement shall not be terminated unless through written agreement by both Parties.

6.2	The confidentiality provision contained herein shall survive the termination of this Agreement.

7.	Liabilities for Breach of Agreement

7.1	The Parties agree and confirm that, the violation of any provision in this Agreement or the failure to exercise any obligations under this Agreement shall constitute a breach of this Agreement. The non-breaching Party has the right to request the breaching Party to rectify or take remedial measures within a reasonable period. If the breaching Party does not rectify or take remedial measures within 10 days after the non-breaching Party sends written notice, the non-breaching Party shall have the right to claim damages from the breaching Party.

7.2	The non-breaching Party still has the right to request the breaching Party to continue performing her obligations under this Agreement even after the breaching Party has paid damages according to the above provision.

8.	Dispute Resolution

The Parties agree to negotiate in good faith to resolve any dispute arising out of or in connection with the interpretation and performance of this Agreement. In the event that the Parties fail to resolve a dispute through negotiation, either Party may submit such dispute to people’s court with competent jurisdiction and located at the execution place of this Agreement.

9.	Miscellaneous

9.1	The Parties confirm that the undertakings made by them under this Agreement shall not be changed due to change in company name, increase in capital and share, merger, division, restructurings or any other matters of the Onshore Entities or the Cayman Company.

9.2	This Agreement shall be effective upon execution by both Parties. Any modification, supplement or change of this Agreement shall be made in writing and signed by both Parties.

9.3	This Agreement is executed in three counterparts, each Party holds one counterpart and the other counterpart is held by the Cayman Company.

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Meirong Yang	Huiyan Yang

By: /s/ Meirong Yang	By: /s/ Huiyan Yang